Exhibit 99.1

February 13, 2013

CENTRAL GOLDTRUST FORM 40-F FILED ON EDGAR

ANNUAL FINANCIALS AND AIF FILED ON SEDAR

TSX SYMBOLS: GTU.UN (Cdn. $) and GTU.U (U.S. $)

NYSE MKT SYMBOL: GTU (U.S. $)

Central GoldTrust (the “Trust”) is pleased to announce that the Form 40-F has been filed with the Securities Exchange Commission (SEC), consisting of the Trust’s 2012 annual audited financial statements, management’s discussion and analysis and annual information form (“AIF”). These filings are available for viewing and retrieval through Edgar at www.sec.gov.

The AIF and the 2012 annual financial statements and management’s discussion and analysis have also been filed by the Trust with the applicable Canadian regulatory bodies. These filings are available for viewing and retrieval through Sedar at www.sedar.com.

The Trusts annual filings are also available on Central GoldTrust’s website at www.gold-trust.com. Unitholders may request a printed copy of the complete audited financial statements, free of charge, by email to info@gold-trust.com or by regular mail to Central GoldTrust, P.O. Box 10106, Ancaster, Ontario L9K 1P3.

For further information contact:

J.C. Stefan Spicer, President & CEO

Email: info@gold-trust.com

Website: www.gold-trust.com

Telephone: 905-304-4653